________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                       American President Companies, Ltd.
                       ----------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
                         ------------------------------
                         (Title of Class of Securities)

                                  029103-108
                              -------------------
                                 CUSIP Number


                   HELLMAN & FRIEDMAN CAPITAL MANAGEMENT, INC.
                         One Maritime Plaza, 12th Floor
                        San Francisco, California   94111
                                 (415) 788-5111

                                 with a copy to:

                              Paul J. Mundie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                        San Francisco, California   94104
                                 (415) 772-6186
                     --------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                  July 28, 1995
                                -----------------
                          (Date of Event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                         /    /
Check the following box if a fee is being paid with this statement:

                                                         /    /

                              (Page 1 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  2,489,766
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  2,489,766
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 2 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Partners
                    International (BVI)
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  British
               Virgin Islands
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  134,420
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  134,420
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /   Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                          (Page 3 of 33)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    APC Partners, L.P.,
                    a California limited partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,320,500
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,320,500
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________


         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                       (Page 4 of 33 pages)

CUSIP No. 029103-108            13D
          1)   Name of Reporting Persons:

                    H&F Redwood Partners, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  WC
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  84,012
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  84,012
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                    (Page 5 of 33 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________
          4)   Source of Funds (See Instructions):  00 (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  2,489,766
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  2,489,766
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                              (Page 6 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                 Hellman & Friedman Capital Management
                 International, a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  134,420
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  134,420
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 7 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    APC Management, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,320,500
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,320,500
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                     (Page 8 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    H&F Redwood Investors, L.P.,
                    a California Limited Partnership
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  84,012
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  84,012
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  PN
_________________________________________________________________

                      (Page 9 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Hellman & Friedman Capital Management, Inc.

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  2,489,766
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  2,489,766
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 10 of 33 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    H&F Capital Management International, Inc.

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  134,420
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  134,420
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 11 of 33 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    APC Administrators, Inc.,
                    a California corporation
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  1,320,500
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  1,320,500
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 12 of 33 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    H&F Redwood Investors, Inc.,
                    a California corporation
_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:  California
_________________________________________________________________

   Number              7)  Sole Voting Power:  -0-
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  84,012
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  -0-
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  84,012
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  CO
_________________________________________________________________

                        (Page 13 of 33 pages)

CUSIP No. 029103-108           13D


          1)   Name of Reporting Persons:

                    F. Warren Hellman

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  OO (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
          6)   Citizenship or Place of Organization:
                  United States
_________________________________________________________________

   Number              7)  Sole Voting Power:  11,999
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  4,028,698
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  11,999
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  4,028,698
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  IN
_________________________________________________________________


                        (Page 14 of 33 pages)

CUSIP No. 029103-108           13D

          1)   Name of Reporting Persons:

                    Tully M. Friedman

_________________________________________________________________

          2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)

          (a)  / XX /    ________________________________________

          (b)  /    /    ________________________________________
_________________________________________________________________

          3)   SEC Use Only   ___________________________________
_________________________________________________________________

          4)   Source of Funds (See Instructions):  00 (WC of
               other group member)
_________________________________________________________________

          5)   /    /  Check if Disclosure of Legal proceedings
                       is Required Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

          6)   Citizenship or Place of Organization:
                  United States
_________________________________________________________________

   Number              7)  Sole Voting Power:  3,333
     of               ___________________________________________
   Shares
Beneficially           8)  Shared Voting Power:  4,028,698
   Owned              ___________________________________________
     by
   Each                9)  Sole Dispositive Power:  3,333
 Reporting            ___________________________________________
  Person
   With               10)  Shared Dispositive Power:  4,028,698
_________________________________________________________________

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,044,030
_________________________________________________________________

         12)  /    /  Check if the Aggregate Amount in Row (11)
                      Excludes Certain Shares (See Instructions)
_________________________________________________________________

         13)  Percent of Class Represented by amount in Row (11):
              12.9%
_________________________________________________________________

         14)  Type of Reporting Person (See Instructions):  IN
_________________________________________________________________
                        (Page 15 of 33 pages)

          Hellman & Friedman Capital Management, Inc., a California corporation ("Management, Inc."), hereby amends the Statement on Schedule 13D, as filed August 15, 1988 and amended September 21, 1988, October 4, 1988, November 30, 1988, December 22, 1989, November 26, 1991 and February 6, 1992 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock") of American President Companies, Ltd., a Delaware corporation (the "Issuer"). This Amendment to the Statement is filed by Management, Inc. on its own behalf and on behalf of Hellman & Friedman Capital Partners, a California Limited Partnership ("Capital Partners"), Hellman & Friedman Capital Partners International (BVI) ("Capital Partners International"), APC Partners, L.P. ("APC Partners"), H&F Redwood Partners, L.P. ("Redwood Partners"), Hellman & Friedman Capital Management, a California Limited Partnership ("Capital Management"), Hellman & Friedman Capital Management International, a California Limited Partnership ("Capital Management International"), APC Management, L.P. ("APC Management"), H&F Redwood Investors, L.P. ("Investors, L.P."), H&F
Capital Management International, Inc., a California corporation ("Management International, Inc."), APC Administrators, Inc., a California corporation ("APC Administrators"), H&F Redwood Investors, Inc. ("Investors, Inc."), F. Warren Hellman ("Mr. Hellman") and Tully M. Friedman ("Mr. Friedman") (collectively the "Group" or the "Reporting Persons"). Unless otherwise indicated, capitalized terms used below but not defined herein have the meanings assigned to them in the Statement.

          Pursuant to Rule 101 of Regulation S-T, this Amendment to the Statement restates the entire text of the Statement as amended through the date hereof. Pursuant to such Rule previously filed paper exhibits are not being restated electronically.

COVER PAGES

          The cover pages to the Statement for the Reporting Persons identified therein are amended to read as shown on the cover pages included in this Amendment.

Item 1.   SECURITY AND ISSUER.

          Item 1 of the Statement is amended to read in its entirety as follows:

          The security to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of American President Companies, Ltd., a corporation incorporated under the laws of Delaware (the "Company"), whose principal executive offices are located at 1111 Broadway, Oakland, California 94607. Of the 4,044,030 shares of Common Stock beneficially owned by members of the Group, 3,961,498 were acquired on July 28, 1995 upon the conversion by the members of the Group of the 1,500,000 shares of Series C Cumulative Convertible Preferred Stock, par value $0.01 (the "Series C"), previously held by the Group and

                              (Page 16 of 33 pages)
reported in this Statement. 15,332 shares of Common Stock are subject to presently exercisable options held by Messrs. Hellman and Friedman; the balance of the shares beneficially owned by the members of the Group were acquired in open market purchases.

Item 2.   IDENTITY AND BACKGROUND.

          Item 2 of the Statement is amended to read in its entirety as follows:

          This statement is filed on behalf of Hellman & Friedman Capital Partners, a California Limited Partnership ("Capital Partners"), Hellman & Friedman Capital Management, a California Limited Partnership, the general partner of Capital Partners ("Capital Management"), Hellman & Friedman Capital Management, Inc., a California corporation, the general partner of Capital Management ("Capital Management, Inc."), Hellman & Friedman Capital Partners International (BVI), a partnership formed under the laws of the British Virgin Islands ("Capital Partners International"), Hellman & Friedman Capital Management International, a California Limited Partnership, the managing partner of Capital Partners International ("Capital Management International"), H&F Capital Management International, Inc., the general partner of Capital Management International ("Management International, Inc."), APC Partners, L.P., a California limited partnership ("APC Partners"), APC Management, L.P., a California limited partnership, the general partner of APC Partners ("APC Management"), APC Administrators, Inc., a California corporation, the general partner of APC Management ("APC Administrators, Inc."), H&F Redwood Partners, L.P., a California limited partnership ("Redwood Partners"), H&F Redwood Investors, L.P., a California limited partnership, the general partner of Redwood Partners, ("Investors, L.P."), H&F Redwood Investors, Inc., a California corporation, the general partner of Investors, L.P., ("Investors, Inc.") F. Warren Hellman and Tully M. Friedman (each of whom beneficially own 50% of the shares of each of Management, Inc., Management International, Inc., APC Administrators, Inc. and Investors, Inc.).

          The foregoing partnerships, corporations and individuals (referred to collectively herein as the "Reporting Persons" or the "Group"), because of common ultimate control of their investment decisions by Messrs. Hellman and Friedman, constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Although Messrs. Hellman and Friedman are not obligated to cause all shares owned by the group to be voted similarly, they are likely to do so.

          a.   CAPITAL PARTNERS

          The principal executive offices of Capital Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Capital Partners was formed for the purpose of making investments in a variety of special situations, including, without limitation, financial restructurings, recapitalizations,

                              (Page 17 of 33 pages)
financial service start-up companies, leveraged buy-outs and taking positions in undervalued public companies. Capital Partners is a limited partnership formed in September 1987 under the laws of the State of California.

          b.   CAPITAL MANAGEMENT.

          The principal executive offices of Capital Management are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Capital Management is a limited partnership formed under the laws of California in September 1987 for the purpose of serving as the general partner of Capital Partners.

          c.   MANAGEMENT, INC.

          The principal executive offices of Management, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Management, Inc. is a California corporation whose principal business is serving as the general partner of Capital Management. The beneficial owners of the shares of Capital Management are F. Warren Hellman and Tully M. Friedman. The names, address, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Management, Inc. are set forth on Schedule 1 hereto.

          d.   CAPITAL PARTNERS INTERNATIONAL.

          The principal executive offices of Capital Partners International are located at Wickhams Cay, Road Town, Tortola, British Virgin Islands. Capital Partners International is a partnership formed under the laws of the British Virgin Islands in December 1987 for the purpose of making investments in a variety of special situations, including, without limitation, financial restructurings, recapitalizations, financial service start-up companies, leveraged buy-outs and taking positions in undervalued public companies.

          The partners in Capital Partners International are Capital Management International and H&F Investment Capital International, Inc., a British Virgin Islands international business company ("H & F Investment"). Pursuant to the partnership agreement of Capital Partners International, Capital Management International serves as the managing partner of Capital Partners International, and as such directs the affairs of Capital Partners International (including controlling the disposition and voting of securities held by Capital Partners International) in much the same manner as would the general partner of a limited partnership. Information regarding Capital Management International is provided in paragraph (e) below. By contrast, H&F Investment functions essentially as would a limited partner in a limited partnership, and as such does not control (or share in the control of) the voting or disposition of securities owned by Capital Partners International. The names, addresses, present principal occupations and citizenships of the

                              (Page 18 of 33 pages)
executive officers and members of the board of directors of H & F Investment are set forth on Schedule 2 hereto.

          e.   CAPITAL MANAGEMENT INTERNATIONAL.

          Capital Management International has its principal executive offices at Wickhams Cay, Road Town, Tortola, British Virgin Islands. Capital Management International is a limited partnership formed under the laws of the State of California in November 1987 for the purpose of acting as the managing partner of Capital Partners International.

          f.   MANAGEMENT INTERNATIONAL, INC.

          Management International, Inc. has its principal executive offices at Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business of Management International, Inc., a California corporation formed in October 1987, is to act as the general partner of Capital Management International. The beneficial owners of the shares of Management International, Inc. are F. Warren Hellman and Tully M. Friedman. The names, addresses, present principal occupations and citizenships of the executive officers and members of the board of directors of Management International, Inc. are set forth on
Schedule 3 hereto.

          g.   APC PARTNERS.

          The principal executive offices of APC Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. APC Partners was formed for the purpose of acquiring, holding and disposing of up to 500,000 shares of Series C and any cash, securities or other property issued as a dividend upon such shares or upon conversion thereof. APC Partners is a limited partnership formed in September 1988 under the laws of the State of California.

          h.   APC MANAGEMENT.

          The principal executive offices of APC Management are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. APC Management is a limited partnership formed under the laws of the State of California in September 1988 for the purpose of serving as the general partner of APC Partners.

          i.   APC ADMINISTRATORS, INC.

          The principal executive offices of APC Administrators, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. APC Administrators, Inc. is a California corporation whose principal business is serving as a general partner of APC Management. The beneficial owners of the shares of APC Administrators, Inc. are F. Warren Hellman and Tully M. Friedman. The names, addresses, present principal occupations and citizenships of the executive officers and

                              (Page 19 of 33 pages)
members of the board of directors of APC Administrators, Inc. are set forth on
Schedule 4 hereto.

          j.   REDWOOD PARTNERS.

          The principal executive offices of Redwood Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Redwood Partners was formed for the purpose of acquiring a portion of the investment portfolio of Capital Partners International, and may make certain follow-up investments at the discretion of its general partner. Redwood Partners is a limited partnership formed in December, 1991 under the laws of the State of California.

          k.   INVESTORS, L.P.

          The principal executive offices of Investors, L.P. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, L.P. is a limited partnership formed under the laws of the State of California in December, 1991 for the purpose of serving as the general partner of Redwood Partners.

          l.   INVESTORS, INC.

          The principal executive offices of Investors, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, Inc. is a California corporation whose principal business is serving as the general partner of Investors, L.P. The beneficial owners of the shares of Investors, Inc. are F. Warren Hellman and Tully M. Friedman. The names, addresses, present principal occupations and citizenships of the executive officers and members of the board of directors of Investors, Inc. are set forth on Schedule 5 hereto.

          m.   F. WARREN HELLMAN.

          Mr. Hellman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Management, Inc., Management International, Inc., APC Administrators, Inc. and Investors, Inc. Mr. Hellman's business address is One Maritime Plaza, Suite 1200, San Francisco, California 94111. Mr. Hellman is a partner of Hellman & Friedman, a general partnership formed under the laws of California, and as such is primarily engaged in investment activities. Hellman & Friedman has provided, and may continue to provide, investment banking services to the Company for compensation.

          n.   TULLY M. FRIEDMAN.

          Tully M. Friedman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Management, Inc., Management International, Inc., APC Administrators, Inc. and Investors, Inc. Mr. Friedman's business address is One Maritime Plaza, Suite 1200, San Francisco, California 94111.
Mr. Friedman is a partner of Hellman & Friedman, a general

                              (Page 20 of 33 pages)
partnership formed under the laws of California, and as such is primarily engaged in investment activities. Hellman & Friedman has provided, and may continue to provide, investment banking services to the Company for compensation.

          During the last five years none of the Reporting Persons named above, nor any of the directors or executive officers of each of Management, Inc., Management International, Inc., H&F Investments and Investors, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is amended to read in its entirety as follows:

          On August 3, 1988 Capital Partners, Capital Partners International, and the Company entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Capital Partners purchased 1,379,580 shares of Series C for $68,979,000 while Capital Partners International purchased 120,420 shares of Series C for $6,021,000. The aggregate purchase price for the 1,500,000 shares of Series C purchased by Capital Partners and Capital Partners International was $75,000,000 (the "Purchase Price"). The Purchase Agreement is attached hereto as Exhibit 7(2). The funds used by Capital Partners and Capital Partners International to pay their respective portions of the Purchase Price were obtained by each such partnership from capital contributions made by their respective partners pursuant to pre-existing capital commitments.

          On September 30, 1988, Capital Partners, Capital Partners International, APC Partners and APC Management entered into a Stock Purchase and Transfer Agreement (the "APC Purchase Agreement") pursuant to which Capital Partners sold 455,353 shares of Series C to APC Partners for $22,847,355, Capital Partners International sold 39,747 shares of Series C to APC Partners for $1,994,287, and Capital Partners transferred to APC Management 4,900 shares of Series C. The aggregate purchase price for the 495,100 shares of Series C purchased by APC Partners was $24,841,642 (the "APC Purchase Price"). The Stock Purchase Agreement is attached hereto as Exhibit 7(11). The funds used by APC Partners to pay the APC Purchase Price were obtained by APC Partners from capital contributions made by its respective partners pursuant to their respective capital commitments.

                              (Page 21 of 33 pages)

          The 4,900 shares of Series C transferred to APC Management were contributed by APC Management as capital to APC Partners.

          On December 31, 1991 Redwood Partners acquired 2,068 shares of Common Stock and 31,028 shares of Series C previously held by Capital Partners International. The shares were contributed to Redwood Partners by its general and limited partner, respectively. The limited partner of Redwood Partners, Vencap Holdings (1987) Pte. Ltd. ("Vencap") acquired the 1,924 shares of Common Stock and the 30,718 shares of Series C that it contributed to Redwood Partners from H&F Investment Capital International, Inc., a British Virgin Islands international business company ("H&F Investment") and one of the partners in Capital Partners International, in redemption of Vencap's capital stock in H&F Investment. H&F Investment in turn had acquired such securities by means of a distribution from Capital Partners International. The balance of the shares acquired by Redwood Partners (144 shares of Common Stock and 310 shares of Series C) were contributed to it by Investors, L.P. Investors, L.P. in turn received such shares as a capital contribution from its partners, who had in turn received such shares by means of a distribution from Capital Partners International to Capital Management International, and from Capital Management International to its partners (and, in the case of Messrs. Hellman and Friedman, by means of a further distribution to them by Management International, Inc., which they immediately contributed to Investors, Inc.). The foregoing transactions are more particularly described in the Asset Transfer Agreement attached hereto as Exhibit 7(17).

          On July 28, 1995 Capital Partners, Capital Partners International, APC Partners and Redwood Partners converted their respective shares of Series C into shares of Common Stock pursuant to the terms of the Series C.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is amended to read in its entirety as follows:

          Capital Partners, Capital Partners International, APC Partners and Redwood Partners originally acquired the Series C, and presently hold the Common Stock which is the subject of this Schedule, for investment purposes. The Shares of Series C held by the Reporting Persons were converted into Common Stock on July 28, 1995 in order to avoid the redemption of such shares by the Company on that date.

          None of the Reporting Persons have any present intention to acquire control over the Issuer. However, pursuant to the terms of the Purchase Agreement both Mr. Hellman and Mr. Friedman presently serve as directors of the Company.

          The Reporting Persons are not aware of any proposals to acquire control of the Company and have no present intention to

                              (Page 22 of 33 pages)
exercise any of the rights they have under the Purchase Agreement to frustrate any particular proposal to acquire such control. However, the Reporting Persons reserve the right to exercise any and all rights which they may have in any manner they deem consistent with their interests (and, in the case of directors, their fiduciary duties to the Company and its stockholders) with respect to any proposal to alter the management or control of the Company.

Item 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          Item 5 of the Statement is amended to read in its entirety as follows:

          (a) and (b) The aggregate number of shares and percentage of Common Stock of the Company (based upon the number of shares of Common Stock of the Company outstanding as of May 1, 1995) beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table,

                              (Page 23 of 33 pages)

                            NO. OF SHARES                 POWER TO VOTE           POWER TO DISPOSE
                            BENEFICIALLY   PERCENTAGE
PERSON                      OWNED          OF CLASS    SOLE(1)    SHARED(1)     SOLE(1)     SHARED(1)
------                      -------------  ----------  -------    ---------     -------     ---------
Capital Partners             2,489,766        7.9%      -0-       2,489,766      -0-        2,489,766

Capital Management           2,489,766        7.9%      -0-       2,489,766      -0-        2,489,766

Management, Inc.             2,489,766        7.9%      -0-       2,489,766      -0-        2,489,766

Capital Partners
International                  134,420        0.4%      -0-         134,420      -0-          134,420

Capital Management
International                  134,420        0.4%      -0-         134,420      -0-          134,420

Management
International, Inc.            134,420        0.4%      -0-         134,420      -0-          134,420

APC Partners                 1,320,500        4.2%      -0-       1,320,500      -0-        1,320,500

APC Management               1,320,500        4.2%      -0-       1,320,500      -0-        1,320,500

APC Administrators           1,320,500        4.2%      -0-       1,320,500      -0-        1,320,500

Redwood  Partners               84,012        0.3%      -0-          84,012      -0-           84,012

Investors, L.P.                 84,012        0.3%      -0-          84,012      -0-           84,012

Investors, Inc.                 84,012        0.3%      -0-          84,012      -0-           84,012

F. Warren Hellman(2)         4,044,030       12.9%     11,999     4,028,698     11,999      4,028,698

Tully M. Friedman(2)         4,044,030       12.9%      3,333     4,028,698      3,333      4,028,698

Group                        4,044,030       12.9%      -0-       4,028,698      -0-        4,028,698



_______________________________

    (1) Each of Capital Partners, Capital Management, and Management, Inc. share power to vote and power to dispose of the 2,489,766 shares of Common Stock beneficially owned by them with each other and with Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares; each of Capital Partners International, Capital Management International and Management International, Inc. similarly share power to vote and power to dispose of the 134,420 shares of Common Stock beneficially owned by them with each other and Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Each of APC Partners, APC Management and APC Administrators share power to vote and power to dispose of the 1,320,500 shares of Common Stock beneficially owned by them with each other and Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Each of Redwood Partners, Investors, L.P. and Investors, Inc. share power to vote and power to dispose of the 84,012 shares of Common Stock beneficially owned by them with each other and with Messrs. Hellman and Friedman, which individuals ultimately control the voting and disposition of such shares. Messrs. Hellman and Friedman share power to vote and power to dispose of the 4,044,030 shares of Common Stock beneficially owned by them with each other and the various other Reporting Persons. Mr. Hellman has sole voting and dispositive power over 11,999 shares of Common Stock that he has a presently exercisable option to purchase, and Mr. Friedman has sole voting and dispositive power over 3,333 shares of Common Stock that he has a presently exercisable option to purchase.

     (2)  Percentage totals do not foot due to rounding.


                              (Page 24 of 33 pages)

     (c) Other than the conversion described in Item 1, to the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any other transactions in the Common Stock of the Company during the past 60 days.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is amended to read in its entirety as follows:

          THE PURCHASE AGREEMENT.

          The Purchase Agreement provides that so long as the holders of the Series C own Voting Securities (defined to include Common Stock) in an amount representing at least 7% of the voting power of the Company, the Company shall use its best efforts to cause two designees of such holders to become nominated for election by the stockholders as members of the Board and shall vote all shares for which the Company's management or Board hold proxies in favor of such designees. If such persons own Voting Securities in an amount representing at least 5% but less than 7% of the Voting Power of the Company, then the Company shall use its best efforts to cause one designee of such persons to be elected as described in the preceding sentence. At present, both Mr. Hellman and Mr. Friedman are directors of the Company.

          The Purchase Agreement also imposes certain restrictions on the disposition of Voting Securities held by the Reporting Persons.

          The Purchase Agreement was amended on September 19, 1988 by the Amendment and Exchange Agreement of such date (Exhibit 7(5)), on September 20, 1988 by the Second Amendment and Exchange Agreement dated as of such date (Exhibit 7(7)), and on September 30, 1988 by the Third Amendment Agreement (Exhibit 7(12)).

          The first two amendments were entered to adjust certain provisions of the Series C no longer applicable. The Third Amendment provided that APC Partners would enjoy the same rights under the Purchase Agreement as Capital Partners and Capital Partners International.

          REGISTRATION RIGHTS AGREEMENT.

          Capital Partners, Capital Partners International and the Company are parties to a Registration Rights Agreement

                              (Page 25 of 33 pages)

(Exhibit 7(3)), as amended (see Exhibits 7(6), 7(8) and 7(17)) giving Capital Partners and Capital Partners International the right to require the Company to register for sale to the public shares of the Company's Common Stock (or other series of preferred stock) acquired by Capital Partners or Capital Partners International upon conversion of the Series C. The Registration Rights Agreement also grants certain incidental ("piggyback") registration rights in the event the Company proposes to register any securities under the Securities Act of 1933 on Forms S-1, S-2 or S-3.

          Any descriptions of the Purchase Agreement and Registration Rights Agreement and the amendments thereto are qualified in their entirety by the complete texts of such documents (including exhibits thereto), copies of which are attached hereto as Exhibits.

          AGREEMENTS RELATED TO TRANSFERS.

          In connection with the sale of 500,000 shares of Series C to APC Partners on September 30, 1988 and the acquisition of 31,028 shares of Series C and 2,068 shares of Common Stock by Redwood Partners on December 31, 1991 (the latter transaction effected pursuant to the Asset Transfer Agreement attached as
Exhibit 7(17)), the Company and certain Group members entered into the letter agreement attached as Exhibit 7(13) and the Transfer and Consent Agreement attached as Exhibit 7(18). The purpose of these two agreements was to provide to APC Partners and Redwood Partners the same rights under the Purchase Agreement and Registration Rights Agreement as were afforded originally to Capital Partners and Capital Partners International.

          In addition to the above described agreements, Capital Partners, Capital Partners International and APC Partners have entered into an agreement to share pro rata any volume limitation in connection with a sale or other disposition of shares of the Series C imposed by Rule 144(e)(3)(vi). Capital Partners and APC Partners have also entered an agreement pursuant to which Capital Partners and APC Partners agree to make parallel decisions with respect to the sale of any shares of Series C so that the sale of any such shares shall be made by each of Capital Partners and APC Partners pro rata in accordance with the number of shares of Series C held by each of them. The agreements referred to in this paragraph are attached hereto as Exhibits 7(14) and 7(15), respectively.

Item 7.   EXHIBITS.

          Item 7 of the Statement is amended to read in its entirety as follows:

                              (Page 26 of 33 pages)

          Exhibit No.         Description of Exhibit
          -----------         ----------------------
          Exhibit 7(1)        Agreement with respect to Schedule 13D.

          Exhibit 7(2) Preferred Stock Purchase Agreement among Capital Partners, Capital Partners International, and the Company, dated August 3, 1988.

          Exhibit 7(3) Registration Rights Agreement among Capital Partners, Capital Partners International, and the Company dated August 3, 1988.

          Exhibit 7(4) Certificate of Designation, Preferences and Rights of the 9% Series C Cumulative Convertible Preferred Stock of American President Companies, Ltd.

          Exhibit 7(5)        Amendment and Exchange Agreement

          Exhibit 7(6)        First Amendment to Registration Rights Agreement

          Exhibit 7(7)        Second Amendment and Exchange Agreement

          Exhibit 7(8)        Second Amendment to Registration Rights Agreement

          Exhibit 7(9) Certificate of Designation, Preferences and Rights of the 9% Series C Cumulative Convertible Preferred Stock of American President Companies, Ltd. dated September 20, 1988.

          Exhibit 7(16)       Further Agreement with
                              respect to Schedule 13D

          Exhibit 7(17)       Asset Transfer Agreement

          Exhibit 7(18)       Transfer and Consent Agreement


                              (Page 27 of 33 pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              HELLMAN & FRIEDMAN CAPITAL
                              MANAGEMENT, INC.


Dated:  __________, 1995      By:________________________________

                              Its: ______________________________

                              (Page 28 of 33 pages)

                                   SCHEDULE 1


HELLMAN & FRIEDMAN CAPITAL MANAGEMENT, INC. ("MANAGEMENT, INC.")

DIRECTORS AND EXECUTIVE OFFICERS

                                                          Present                 Principal
Name and Address(1)           Title               Principal Occupation     Business and Address
-------------------           -----               --------------------     --------------------
F. Warren Hellman             Director and        Partner,                 Investment
One Maritime Plaza            President           Hellman & Friedman       One Maritime Plaza
12th Floor                    Management, Inc.                             12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Tully M. Friedman             Director,           Partner,                 Investment
One Maritime Plaza            Vice President and  Hellman & Friedman       One Maritime Plaza
12th Floor                    Treasurer                                    12th Floor
San Francisco, CA 94111       Management, Inc.                             San Francisco, CA 94111

Matthew R. Barger             Vice President      Partner,                 Investment
One Maritime Plaza            Management, Inc.    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John M. Pasquesi              Vice President and  Partner,                 Investment
One Maritime Plaza            Secretary           Hellman & Friedman       One Maritime Plaza
12th Floor                    Management, Inc.                             12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John L. Bunce, Jr.            Vice President      Partner,                 Investment
One Maritime Plaza            Management, Inc.    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Marco W. Hellman              Vice President      Partner,                 Investment
One Maritime Plaza            Management, Inc.    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Mitchell R. Cohen             Vice President      Partner,                 Investment
One Maritime Plaza            Management, Inc.    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Georgia Lee                   Vice President      Partner,                 Investment
One Maritime Plaza            Management, Inc.    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111



____________________

1   Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco
    W. Hellman, Cohen and Ms. Lee are United States Citizens.

                                   SCHEDULE 2


H&F INVESTMENT CAPITAL INTERNATIONAL, INC. ("H&F  INVESTMENT")

DIRECTORS AND EXECUTIVE OFFICERS



                                                          Present                 Principal
Name and Address(1)          Title                Principal Occupation     Business and Address
-------------------          -----                --------------------     --------------------
F. Warren Hellman            Director and         Partner,                 Investment
One Maritime Plaza           President            Hellman & Friedman       One Maritime Plaza
12th Floor                   H&F Investment                                12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Tully M. Friedman            Director,            Partner,                 Investment
One Maritime Plaza           Vice President and   Hellman & Friedman       One Maritime Plaza
12th Floor                   Treasurer                                     12th Floor
San Francisco, CA 94111      H&F Investment                                San Francisco, CA 94111

Matthew R. Barger            Vice President       Partner,                 Investment
One Maritime Plaza           H&F Investment       Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John M. Pasquesi             Vice President and   Partner,                 Investment
One Maritime Plaza           Secretary            Hellman & Friedman       One Maritime Plaza
12th Floor                   H&F Investment                                12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Tortola Corp. Co. Ltd.(2)    Vice President       Not applicable           Nominee Company
Wickhams Cay                 H&F Investment                                Wickhams Cay
Road Town                                                                  Road Town
Tortola                                                                    Tortola
British Virgin Islands                                                     British Virgin Islands

Mitchell R. Cohen            Vice President       Partner,                 Investment
One Maritime Plaza           H&F Investment       Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Georgia Lee                  Vice President       Partner,                 Investment
One Maritime Plaza           H&F Investment       Hellman & Friedman       One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111



____________________

1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Cohen and Ms. Lee are United States Citizens.

2   This Corporation serves as an officer of H&F Investment.

                                   SCHEDULE 3


H&F CAPITAL MANAGEMENT INTERNATIONAL, INC. ("MANAGEMENT INTERNATIONAL, INC.")

DIRECTORS AND EXECUTIVE OFFICERS



                                                          Present               Principal
Name and Address(1)          Title                  Principal Occupation   Business and Address
-------------------          -----                  --------------------   --------------------
F. Warren Hellman            Director and           Partner,               Investment
One Maritime Plaza           President              Hellman & Friedman     One Maritime Plaza
12th Floor                   Management                                    12th Floor
San Francisco, CA 94111      International, Inc.                           San Francisco, CA 94111

Tully M. Friedman            Director,              Partner,               Investment
One Maritime Plaza           Vice President and     Hellman & Friedman     One Maritime Plaza
12th Floor                   Treasurer                                     12th Floor
San Francisco, CA 94111      Management                                    San Francisco, CA 94111
                             International, Inc.

Matthew R. Barger            Vice President         Partner,               Investment
One Maritime Plaza           Management             Hellman & Friedman     One Maritime Plaza
12th Floor                   International, Inc.                           12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John M. Pasquesi             Vice President and     Partner,               Investment
One Maritime Plaza           Secretary              Hellman & Friedman     One Maritime Plaza
12th Floor                   Management                                    12th Floor
San Francisco, CA 94111      International, Inc.                           San Francisco, CA 94111

John L. Bunce, Jr.           Vice President         Partner,               Investment
One Maritime Plaza           Management             Hellman & Friedman     One Maritime Plaza
12th Floor                   International, Inc.                           12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Marco W. Hellman             Vice President         Partner,               Investment
One Maritime Plaza           Management             Hellman & Friedman     One Maritime Plaza
12th Floor                   International, Inc.                           12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Mitchell R. Cohen            Vice President         Partner,               Investment
One Maritime Plaza           Management             Hellman & Friedman     One Maritime Plaza
12th Floor                   International, Inc.                           12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Georgia Lee                  Vice President         Partner,               Investment
One Maritime Plaza           Management             Hellman & Friedman     One Maritime Plaza
12th Floor                   International, Inc.                           12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111


____________________

1   Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco
    W. Hellman, Cohen and Ms. Lee are United States Citizens.

                                   SCHEDULE 4


APC ADMINISTRATORS, INC. ("APC ADMINISTRATORS")

DIRECTORS AND EXECUTIVE OFFICERS



                                                         Present                Principal
Name and Address(1)          Title                 Principal Occupation    Business and Address
-------------------          -----                 --------------------    --------------------
F. Warren Hellman            Director and          Partner,                Investment
One Maritime Plaza           President             Hellman & Friedman      One Maritime Plaza
12th Floor                   APC Administrators                            12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Tully M. Friedman            Director,             Partner,                Investment
One Maritime Plaza           Vice President and    Hellman & Friedman      One Maritime Plaza
12th Floor                   Treasurer                                     12th Floor
San Francisco, CA 94111      APC Administrators                            San Francisco, CA 94111

Matthew R. Barger            Vice President        Partner,                Investment
One Maritime Plaza           APC Administrators    Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John M. Pasquesi             Vice President and    Partner,                Investment
One Maritime Plaza           Secretary             Hellman & Friedman      One Maritime Plaza
12th Floor                   APC Administrators                            12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Marco W. Hellman             Vice President        Partner,                Investment
One Maritime Plaza           APC Administrators    Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Mitchell R. Cohen            Vice President        Partner,                Investment
One Maritime Plaza           APC Administrators    Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Georgia Lee                  Vice President        Partner,                Investment
One Maritime Plaza           APC Administrators    Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111


____________________

1   Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco
    W. Hellman, Cohen and Ms. Lee are United States Citizens.

                                   SCHEDULE 5


H&F REDWOOD INVESTORS, INC. ("INVESTORS, INC.")

DIRECTORS AND EXECUTIVE OFFICERS


                                                         Present                Principal
Name and Address(1)          Title                 Principal Occupation    Business and Address
-------------------          -----                 --------------------    --------------------
F. Warren Hellman            Director and          Partner,                Investment
One Maritime Plaza           President             Hellman & Friedman      One Maritime Plaza
12th Floor                   Investors, Inc.                               12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Tully M. Friedman            Director,             Partner,                Investment
One Maritime Plaza           Vice President and    Hellman & Friedman      One Maritime Plaza
12th Floor                   Treasurer                                     12th Floor
San Francisco, CA 94111      Investors, Inc.                               San Francisco, CA 94111

Matthew R. Barger            Vice President        Partner,                Investment
One Maritime Plaza           Investors, Inc.       Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John M. Pasquesi             Vice President and    Partner,                Investment
One Maritime Plaza           Secretary             Hellman & Friedman      One Maritime Plaza
12th Floor                   Investors, Inc.                               12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

John L. Bunce, Jr.           Vice President        Partner,                Investment
One Maritime Plaza           Investors, Inc.       Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Marco W. Hellman             Vice President        Partner,                Investment
One Maritime Plaza           Investors, Inc.       Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Mitchell R. Cohen            Vice President        Partner,                Investment
One Maritime Plaza           Investors, Inc.       Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111

Georgia Lee                  Vice President        Partner,                Investment
One Maritime Plaza           Investors, Inc.       Hellman & Friedman      One Maritime Plaza
12th Floor                                                                 12th Floor
San Francisco, CA 94111                                                    San Francisco, CA 94111


____________________

1   Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce, Marco
    W. Hellman, Cohen and Ms. Lee are United States Citizens.